ALWAYSNEAR – VILLAGES, INC

Unaudited Financial Statements For The Year Ended December 31, 2019 & 2018

August 7 2020

AlwaysNear – Villages, Inc. Balance Sheet
December 31, 2019

Assets

Cash	$ 609	
Total Assets		$ 609
Liabilities		$ 0
Equity		
Paid-In Capital	$325,539	
Retained Earnings	($324,930)	
Total Equity		$ 609
Total Liabilities and Equity		$ 609

AlwaysNear – Villages, Inc. Operating Statement
December 31, 2019

Income		$ 0
Expenses		
Automobile and Truck	$1,530	
Bank Charges	150	
Insurance	3,271	
Legal/Professional	4,531	
50% Meals	1,200	
Office Expense	4,140	
Outside Services/Sub-Contractor	8,972	
Telephone	2,701	
Travel	3,511	
Total Expenses		$30,006
Net Profit/(Loss)		($30,006)

Alwaysnear – Villages, Inc. (dba AlwaysNear TeleHealth) [a]
2019 Cashflow Statement

Cash-In   **$30,615**

Cash-Out

Automobile and Truck	$1,530	
Bank Charges	150	
Insurance	3,271	
Legal/Professional	4,531	
50% Meals	1,200	
Office Expense	4,140	
Outside Services/Sub-Contractor	8,972	
Telephone	2,701	
Travel	<u>3,511</u>	
Total Cash-out		**$30,006**
Year-End Cash		**$609**

[a] Development of the AlwaysNear TeleHealth System was
   accomplished by LOML, Associates, LLC and exclusively
   licensed to AlwaysNear – Villages, Inc.

AlwaysNear – Villages, Inc. Balance Sheet
December 31, 2018

Assets

Cash	$ 2,522	
Total Assets		$ 2,522
Liabilities		$ 0
Equity		
Paid-In Capital	$297,446	
Retained Earnings	($294,924)	
Total Equity		$ 2,522
Total Liabilities and Equity		$ 2,522

AlwaysNear – Villages, Inc. Operating Statement
December 31, 2018

Income		$ 0
Expenses		
Automobile and Truck	$1,023	
Bank Charges	111	
Insurance	2,180	
Legal/Professional	3,023	
50% Meals	801	
Office Expense	2,770	
Outside Services/Sub-Contractor	6,000	
Telephone	1.808	
Travel	2,645	
Total Expenses		$20,061
Net Profit/(Loss)		($20,061)

Alwaysnear – Villages, Inc. (dba AlwaysNear TeleHealth) [a]
2018 Cashflow Statement

<u>Cash-In</u> **$ 22,583**

<u>Cash-Out</u>

Automobile and Truck	$1,023	
Bank Charges	111	
Insurance	2,180	
Legal/Professional	3,023	
50% Meals	801	
Office Expense	2,770	
Outside Services/Sub-Contractor	6,000	
Telephone	1,808	
Travel	<u>2,645</u>	
Total Cash-out		**$20,061**
<u>Year-End Cash</u>		**$2,522**

[a] Development of the AlwaysNear TeleHealth System was
   accomplished by LOML, Associates, LLC and exclusively
   licensed to AlwaysNear – Villages, Inc.

ALWAYSNEAR – VILLAGES, INC
STATEMENT OF SHAREHOLDERS EQUITY
DECEMBER 31, 2019 & 2018

December 31, 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ 2,522		$ 2,522
Net Income for the period ending December 31, 2019		($ 30,006)	($ 30,006)
Equity Contributions/Adjustments	_ ___ __	$ 28,093	$ 28,093
Balance, December 31, 2019	$ 2,522	($ 1,913)	$ 609

ALWAYSNEAR – VILLAGES, INC
STATEMENT OF SHAREHOLDERS EQUITY
DECEMBER 31, 2019 & 2018

December 31, 2018

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2017	$ 1,025		$ 1,025
Net Income for the period ending December 31, 2018		($ 20,061)	($ 20,061)
Equity Contributions/Adjustments	_ ___ __	$ 21,558	$ 21,558
Balance, December 31, 2018	$ 1,025	$ 1,497	$ 2,522

ALWAYSNEAR – VILLAGES, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019 & 2018

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

ALWAYSNEAR – VILLAGES, INC. ("The Company") is a Sub-Chapter S Company formed under the laws of The State of Florida. The Company will derive revenue by placing wireless sensors in seniors homes that transmit activities of daily living to the Google Cloud for determination of conditions needing the intervention of a care provider.

The Company will conduct an equity crowdfund offering during the 3rd-4th quarter of 2020 for purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP")

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Estimates

Cash and any cash equivalents include all cash balances , and highly liquid investments with maturities of three months or less when purchased.

Capitalized Remote Patient Monitoring (RPM) Application Development Costs

The Company accounts for costs incurred to develop Remote Patient Monitoring Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC-350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2019, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

_____

Long Term Debt

The Company has no long term debt.

NOTE C – INCOME TAXES

The Company is a Sub-Chapter S Corporation for income tax purposes. In lieu of corporate income taxes, the share holders are taxed on their proportionate shares of the Company's taxable income. Accordingly, no liability for federal or state income taxes and no provision for federal or state income taxes have been included in the financial statements.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interests and penalties assessed, if any, are accrued as income tax expense. The Company has identified its status as a Sub- Chapter S company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

NOTE D-CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E-SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period before August 7, 2020, the date that the financial statements were available to be issued.